

Mail Stop 7010

October 31, 2006

via U.S. mail and facsimile

Karen R. Osar
Executive Vice President and Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, Connecticut 06749

>   **Re: Chemtura Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
>   **File No. 1-15339**

Dear Ms. Osar:

        We have reviewed your response letter dated October 13, 2006 and the additional information you have provided with regards to the classification of the (a) Witco pension and OPEB expenses, (b) gain on sale of Gustafson, and (c) gains and losses on sale of businesses. We continue to believe that you need to revise your financial statements to appropriately classify each of these items within your consolidated statements of operations. In this regard, we believe that your Witco pension and OPEB expenses and the gain/(loss) on sale of businesses should be classified within operating profit (loss). We further note that the gain on sale of Gustafson should be classified consistent with your equity income. Please amend your 2005 Form 10-K and subsequent Forms 10-Q and address the items listed in comment 7 from our letter dated October 2, 2006.

                                *   *   *   *

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter on EDGAR that keys your responses to our comment. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief